UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eLong, Inc.

(Name of Issuer)

Ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Mr. Nanyan Zheng

No. 300 Xinjiaoxi Road, Haizhu District

Guangzhou, Guangdong 510320

People’s Republic of China

+86 20 8414 3753

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Karen Yan, Esq.

Fenwick & West LLP

Unit 908, Kerry Parkside Office

No. 1155 Fang Dian Road

Pudong, Shanghai 201204

People’s Republic of China

Fax: +86 21 8017 1299

August 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person Ocean Imagination L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person PN

(1) Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

1.		Name of Reporting Person Ocean Voyage L.P.
2.	Check the Appropriate Box if a Member of a Group]	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person PN

(1) Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Ocean Voyage is the general partner of Ocean Imagination and may be deemed to have sole voting and dispositive power over the shares directly held by Ocean Imagination. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

1.		Name of Reporting Person Fortune Smart Holdings Limited
2.	Check the Appropriate Box if a Member of a Group]	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person CO

(1) Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Ocean Voyage is the general partner of Ocean Imagination, and Fortune is the general partner of Ocean Voyage. Therefore, Fortune may be deemed to have sole voting and dispositive power over the shares directly held by Ocean Imagination. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

1.		Name of Reporting Person Nanyan Zheng
2.	Check the Appropriate Box if a Member of a Group]	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person IN

(1) Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Ocean Voyage is the general partner of Ocean Imagination, Fortune is the general partner of Ocean Voyage, Nanyan Zheng is the sole shareholder of Fortune and may be deemed to have sole voting and dispositive power over the shares directly held by Ocean Imagination. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

Item 1.         Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares and high-vote ordinary shares, par value US$0.01 per share (collectively, the “Ordinary Shares”) of eLong, Inc., a Cayman Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China (“PRC”).

Holders of ordinary shares and high-vote ordinary shares have the same rights except for voting rights. Each high-vote ordinary share is entitled to fifteen votes, and each ordinary share is entitled to one vote.

Item 2.         Identity and Background

(a)                                 This Statement is being jointly filed by Ocean Imagination L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Imagination”), Ocean Voyage L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Voyage”), Fortune Smart Holdings Limited, a company incorporated under the laws of the Cayman Islands (“Fortune”), and Mr. Nanyan Zheng, a PRC citizen, with the residence of Pank River Dan Gui Garden, No.17 Han Xi Road, Panyu District, Guangzhou, PRC. Ocean Imagination, Ocean Voyage, Fortune and Mr. Nanyan Zheng are collectively referred to as the “Reporting Persons.”

(b)                                 The principal business address of each of the Reporting Persons, except for Mr. Nanyan Zheng, is No.300 Xinjiaoxi Road Haizhu District, Guangzhou 510310, PRC. Mr. Nanyan is residing at Pank River Dan Gui Garden, No.17 Han Xi Road, Panyu District, Guangzhou, PRC.

(c)                                  Ocean Imagination is a holding vehicle and engages in investment relating to the hotel and lodging business in China.  Ocean Voyage is the general partner of Ocean Imagination, and is also a holding vehicle engaging in the hotel and lodging business.  Fortune is the general partner of Ocean Voyage and is also a holding vehicle engaging in the hotel and lodging business. Mr. Nanyan Zheng is the sole shareholder and sole director of Fortune.

(d)                                 During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Ocean Imagination is an exempted limited partnership registered under the laws of the Cayman Islands.  Ocean Voyage is an exempted limited partnership registered under the laws of the Cayman Islands. Fortune is a exempted company incorporated under the laws of the Cayman Islands. Mr. Nanyan Zheng is a PRC citizen.

Item 3.         Source and Amount of Funds or Other Consideration

On August 17, 2015, Ocean Imagination became a record holder of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer after such shares were contributed to it by Keystone and Plateno in exchange for 58.33% and 41.66% limited partnership interests, respectively, in Ocean Imagination.

Item 4.         Purpose of Transaction

Ocean Imagination consummated the transaction described herein in order to acquire an interest in the Issuer for investment purposes. Ocean Imagination intends to review continuously their position in the Issuer.  Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Ocean Imagination may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer

(a) — (b) With respect to each of the Reporting Persons, the responses to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

Ocean Voyage is the general partner of Ocean Imagination. Fortune is the general partner of Ocean Voyage. Mr. Nanyan Zheng is the sole shareholder of Fortune.

As of the date of this Statement, Ocean Imagination beneficially owns 16,399,357 Ordinary Shares, consisting of 6,185,649 ordinary shares of the Issuer and 10,213,708 high-vote ordinary shares of the Issuer, representing an aggregate of 22.8% of the Issuer’s total outstanding Ordinary Shares. The percentages of ownership set forth in row 13 of the cover page for each Reporting Person is based on 72,000,731 Ordinary Shares (including 38,411,527 ordinary shares and 33,589,204 high-vote ordinary shares assuming conversion of high-vote ordinary shares) outstanding as of February 28, 2015, as disclosed in the Issuer’s 2014 annual report on Form 20-F.

(c)                                  Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in Ordinary Shares of during the past 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The matters set forth in Items 3 and 4 are incorporated in this Item 6 by reference as if fully set forth herein.

Simultaneously with the contribution of 3,608,295 ordinary shares and 5,957,996 high-vote ordinary shares of the Issuer (the “Subject Shares”) originally owned by Keystone to Ocean Imagination, Ocean Imagination entered into an Assumption Agreement to a Right of First Refusal Agreement dated as of May 22, 2015 (the “ROFR Agreement”) with C-Travel International Limited on August 17, 2015 and agreed to be subject to certain restrictions with respect to the transfer of the Subject Shares and assume the rights and obligations applicable to Keystone under the ROFR Agreement.

Pursuant to the ROFR Agreement and the Assumption Agreement, during the period commencing on May 22, 2015 and ending on May 22, 2018 (the “Restricted Period”), subject to certain exceptions, Ocean Imagination may not transfer the Subject Shares. In addition, during the Restricted Period and subject to applicable laws, C-Travel International Limited will have a right of first refusal to, subject to certain procedural requirements, purchase all or any portion of the Subject Shares that Ocean Imagination or any of its affiliates may propose to transfer, at the same price and on the same terms and conditions as those offered to the prospective transferee of the Subject Shares. The ROFR Agreement will terminate on May 22, 2018.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

99.1                        Joint Filing Agreement by and between the Reporting Persons on August 17, 2015.

99.2                        Assumption Agreement dated August 17, 2015 by and between Ocean Imagination L.P. and C-Travel International Limited.

99.3                        Right of First Refusal Agreement by and between C-Travel International Limited and Keystone Lodging Holdings Limited on May 22, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2015

OCEAN IMAGINATION L.P. a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Fortune Smart Holdings Limited
its General Partner

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

OCEAN VOYAGE L.P. a Cayman Islands exempted limited partnership

By:	Fortune Smart Holdings Limited
its General Partner

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

FORTUNE SMART HOLDINGS LIMITED

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng